UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                                 FUTUREIT, INC.
                                 --------------
                                (Name of Issuer)

                   Common Stock, par value $0.0001 per share
                   -----------------------------------------
                         (Title of Class of Securities)

                                   36116R 105
                                   ----------
                                 (CUSIP Number)

                                December 31, 2008
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

CUSIP No.  36116R 105

1.  Names of Reporting Persons:   Nicholas, The Viscount  Bearsted
    I.R.S. Identification Nos. of above persons (entities only): N/A

2.  Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ]
                                                                         (b) [ ]

3. SEC Use Only

4. Citizenship or Place of Organization: Untited Kingdom

Number of        5.  Sole Voting Power:           2,293,000 shares*
Shares
Beneficially     6.  Shared Voting Power:  0 shares
Owned by
Each             7.  Sole Dispositive Power:        2,293,000 shares*
Reporting
Person With      8.  Shared Dispositive Power:        0 shares

9. Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                               2,293,000 shares*

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11. Percent of Class Represented by Amount in Row (9): 9.14%**

12. Type of Reporting Person (See Instructions): IN


-----------------
* Includes 743,000 shares of common stock issuable upon the exercise of warrants and 50,000 shares of common stock issuable upon the exercise of options.

** Based on 24,340,000 shares of common stock that the Issuer advised were issued and outstanding as of December 31, 2008.



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






Item 1.

   (a)      Name of Issuer: FUTUREIT, INC. (the "Issuer").

   (b)      Address of Issuer's Principal Executive Offices:
            4 Hamelacha Street North Industrial Area,  Lod  71520, Israel


Item 2.

   (a) Name of Person Filing:

            Nicholas, the Viscount Bearsted

            I.R.S. Identification No. of above person (entities only): N/A

   (b) Address of Principal Business Office or, if none, Residence:

            The address of the reporting person is: 4 Hamelacha Street North Industrial Area, Lod 71520, Israel

   (c) Citizenship: United Kingdom

   (d) Title of Class of Securities: Common Stock, par value $0.0001 per share

   (e) CUSIP Number: 36116R 105

Item 3. Not applicable


Item 4. Ownership

   (a) Amount beneficially owned: As of December 31, 2008, the Reporting Person beneficially owned 2,293,000 shares, or 9.14%, of the total number of shares issued and outstanding, of which: (i) 1,500,000 shares were owned of record by the Reporting Person; (ii) 743,000 shares were issuable upon the exercise of currently exercisable warrants held by the Reporting Person; and (iii) 50,000 shares were issuable upon the exercise of currently exercisable options granted to the Reporting Person.

   (b)      Percent of class: 9.14%*

   (c)      Number of shares as to which such person has:

            (i) Sole power to vote or to direct the vote: 2,293,000 shares**

            (ii) Shared power to vote or to direct the vote: 0 shares

            (iii) Sole power to dispose or to direct the disposition of:
                  2,293,000 shares**

            (iv) Shared power to dispose or to direct the disposition of:
                 0 shares


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



-----------------

* Based on 24,340,000 shares of common stock that the Issuer advised were issued and outstanding as of December 31, 2008.

** Includes 743,000 shares of common stock issuable upon the exercise of warrants and 50,000 shares of common stock issuable upon the exercise of options.


Item 5. Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not applicable.

Item 8. Identification and Classification of Members of the Group

                  Not applicable.

Item 9. Notice of Dissolution of Group

                  Not applicable.

Item 10. Certifications

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.







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






                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 2009


                                            /s/ Nicholas, the Viscount Bearsted
                                            -----------------------------------
                                            Nicholas, the Viscount Bearsted





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